BlackRock New York Municipal Income Trust

FILE #811-10337

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
3/7/2008	PUERTO RICO COMWLTH AQUEDUCT & SWR	1,316,204,456	2,000,000

Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc, Banc of America Securities LLC, BBVAPR MSD, DEPFA First Albany Securities LLP, Eurobank MSD, Goldman, Sachs & Co., JP Morgan, Lehman Brothers, Loop Capital Markets,